UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

GALAXY DIGITAL INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Eligible Restricted Stock Units for Newly Issued Restricted Stock Units
(Title of Class of Securities)
36317J 209
(CUSIP Number of Class of Securities)
Michael Novogratz
Founder and Chief Executive Officer
Matthew Friedrich
Chief Legal Officer
300 Vesey Street
New York, NY 10282
(212) 390-9216
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Joseph A. Hall
Daniel P. Gibbons
Davis Polk & Wardwell LLP
450 Lexington Ave.
New York, NY 10017
(212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”) is filed by Galaxy Digital Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on August 19, 2025 (the “Schedule TO”). The Schedule TO relates to the offer to each current employee of the Company or one of its affiliates who holds NTSUP RSUs (as defined below) (each, an “Eligible Participant”) of a one-time opportunity to exchange all (but not less than all) of such Eligible Participant’s outstanding cash-settled restricted share units in respect of the Company’s Class A common stock (“RSUs”) under the Amended and Restated Galaxy Digital Inc. Non-Treasury Share Unit Plan (such RSUs, the “NTSUP RSUs”) to receive share-settled RSUs under the Amended and Restated Galaxy Digital Inc. Long Term Incentive Plan (the “LTIP,” and such RSUs, “LTIP RSUs”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated August 19, 2025 (the “Offer to Exchange”), the Offering Memorandum contained in the Offer to Exchange and the related Terms of Election (which together, as they may be amended or supplemented from time to time, constitute the “Offer”) attached as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.
This Amendment No. 1 is being made to report the results of the Offer. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.
Item 4. Terms of the Transaction.
Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following information:
The Offer expired at 11:59 p.m., Eastern Time, on September 16, 2025. A total of 106 Eligible Participants participated in the Offer. Pursuant to the terms and conditions of the Offer, the Company accepted for exchange 411,603 NTSUP RSUs, representing approximately 84.80% of the total outstanding NTSUP RSUs. All tendered NTSUP RSUs were cancelled effective as of September 17, 2025, and promptly thereafter, in exchange therefor, the Company granted 412,133 LTIP RSUs, pursuant to the terms of the Offer to Exchange and the LTIP. The vesting terms of the LTIP RSUs are described in detail in the Offer to Exchange.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GALAXY DIGITAL INC.

By:	/s/ Anthony Paquette
Name:	Anthony Paquette
Title:	Chief Financial Officer
Date: September 17, 2025
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